Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Kathleen M. Long

202.739.5391

klong@morganlewis.com

August 20, 2008

Via EDGAR Correspondence

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Multistate Trust (the “Trust”)
File Nos. 333-14725 and 811-07873

Dear Mr. O’Connor:

This letter responds to your oral comments received on July 31, 2008 regarding the Trust’s Post-Effective Amendment No. 18 filed pursuant to Rule 485(a) under the Securities Act of 1933 on June 24, 2008. The following summarizes your comments and the Trust’s responses.

Comment 1: For those series of the Trust that are non-diversified, please expand the description of “non-diversified” in the principal risk summary section by specifying that more than 5% of the series’ assets may be invested in a single issuer.

Response: The requested disclosure has been added to Section 2 of the prospectus under “What the Risks Are,” rather than to the principal risk summary section.

Comment 2: For those series of the Trust that are subject to a contractual expense limitation, advise how long will the limitation be in place.

Response: Unless indicated otherwise in the relevant footnote to the fee table, the contractual expense limitation has no termination date.

Comment 3: Confirm supplementally that the relevant fee table would reflect the effect of the waivers should the expenses of a series of the Trust hit the expense cap.

Mr. James O’Connor

August 20, 2008

Response: In the event that a series’ expenses reach the expense cap, the fee table would specify the amount of expenses waived and the resulting net operating expense figure.

Comment 4: If a series of the Trust may invest up to 15% of its assets in inverse floating rate securities, please add risk disclosure regarding such securities to the principal risk summary section for that series.

Response: The requested disclosure has been added. In addition, disclosure regarding the risks associated with inverse floating rate securities has been added to Section 2 of the prospectus under “What the Risks Are.” We did not specifically address the risk of price volatility as we believe the current disclosure, including the changes made in response to your comments, sufficiently reflects the risks of the Fund’s portfolio as a whole, and do not believe that more specific disclosure regarding a particular risk of a particular type of security is necessary or appropriate.

Comment 5: Confirm supplementally that the information regarding the insured series of the Trust has been updated in response to current market conditions.

Response: We have included the following disclosure regarding current market conditions in Section 2 of the prospectus under “What Securities We Invest In – Insurance (Insured Fund):”

Recently, the deterioration in the credit quality of securities backed by sub-prime residential mortgages has disrupted many markets and companies, including bond insurers, who in addition to insuring municipal bonds, have also provided guarantees on these mortgage-related securities. As a result, the financial strength ratings of certain municipal bond insurers have come under greater scrutiny. The ratings assigned to most municipal bond insurers either have been downgraded or are being reviewed for possible downgrades by certain of the primary ratings agencies. These recent ratings downgrades generally have reduced, and any additional ratings downgrades may further reduce, the effective rating of many of the bonds insured by those bond insurers, including bonds held by the fund.

Comment 6: Please add disclosure to the principal risk summary section alerting shareholders that an investment in a series of the Trust may subject them to the alternative minimum tax.

Response: The requested disclosure has been added. In addition, such disclosure has been added to Section 2 of the prospectus under “What the Risks Are.”

Mr. James O’Connor

August 20, 2008

Comment 7: Please use an example to explain the meaning of the term “duration.”

Response: We have included the following example to explain the meaning of the term “duration” in Section 2 of the prospectus under “What Securities We Invest In – Portfolio Maturity and Duration:”

For example, if a bond has a duration of five years, its value will change by approximately 5% if rates change by 1%.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (202) 739-5391 or Kevin McCarthy of Nuveen at (312) 917-6899.

Sincerely,

/s/Kathleen M. Long

Kathleen M. Long

c: Kevin McCarthy

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